Securities and Exchange Commission
                             Washington, D. C. 20549

                                  Schedule 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No.3)

                                 InterActive Corp
                                  Common Stock
                             CUSIP Number 44919P102

Date of Event Which Requires Filing of this Statement:        December 31, 2004

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X   ]  Rule 13d-1(b)
         [     ]  Rule 13d-1(c)
         [     ]  Rule 13d-1(d)

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

CUSIP No. 44919P102

         1)    Name of reporting person:
                           Legg Mason Funds Management, Inc.
               Tax Identification No.:
                           52-2268681

         2)    Check the appropriate box if a member of a group:
                           a)       x
                           b)       n/a

         3)    SEC use only

         4)    Place of organization:
                           Maryland

Number of shares beneficially owned by each reporting person with:
         5)    Sole voting power:        - 0 -
         6)    Shared voting power:     56,546,482
         7)    Sole dispositive power:   - 0 -
         8)    Shared dispositive power: 56,546,482

         9)    Aggregate amount beneficially owned by each reporting person:
                           56,546,482

         10)   Check if the aggregate amount in row (9) excludes certain shares:
                           n/a

         11)   Percent of class represented by amount in row (9):
                          9.00%

         12)      Type of reporting person:
                           IA, CO

CUSIP No. 44919P102

         1)       Name of reporting person:
                           Legg Mason Capital Management, Inc.
                  Tax Identification No.:
                           52-1268629

         2)       Check the appropriate box if a member of a group:
                           a)       x
                           b)       n/a

         3)       SEC use only

         4)       Place of organization:
                           Maryland

Number of shares beneficially owned by each reporting person with:
         5)       Sole voting power:        - 0 -
         6)       Shared voting power:      26,648,550
         7)       Sole dispositive power:   - 0 -
         8)       Shared dispositive power: 26,648,550

         9)       Aggregate amount beneficially owned by each reporting person:
                           26,648,550

         10) Check if the aggregate amount in row (9) excludes certain shares:
                           n/a

         11)      Percent of class represented by amount in row (9):
                           4.24%
         12)      Type of reporting person:
                           IA, CO

CUSIP No. 44919P102

         1)       Name of reporting person:
                           LMM, LLC
                  Tax Identification No.:
                           52-2204753

         2)       Check the appropriate box if a member of a group:
                           a)       x
                           b)       n/a

         3)       SEC use only

         4)       Place of organization:
                           Maryland

Number of shares beneficially owned by each reporting person with:
         5)       Sole voting power:        - 0 -
         6)       Shared voting power:      8,000,000
         7)       Sole dispositive power:   - 0 -
         8)       Shared dispositive power: 8,000,000

         9)       Aggregate amount beneficially owned by each reporting person:
                           8,000,000

         10) Check if the aggregate amount in row (9) excludes certain shares:
                           n/a

         11)      Percent of class represented by amount in row (9):
                           1.27%

         12)      Type of reporting person:
                           IA, OO

CUSIP No. 44919P102

         1)       Name of reporting person:
                           Legg Mason Focus Capital, Inc.
                  Tax Identification No.:
                           52-2311719

         2)       Check the appropriate box if a member of a group:
                           a)       x
                           b)       n/a

         3)       SEC use only

         4)       Place of organization:
                           Maryland

Number of shares beneficially owned by each reporting person with:
         5)       Sole voting power:        - 0 -
         6)       Shared voting power:      74,100
         7)       Sole dispositive power:   - 0 -
         8)       Shared dispositive power: 74,100

         9)       Aggregate amount beneficially owned by each reporting person:
                           74,100

         10) Check if the aggregate amount in row (9) excludes certain shares:
                           n/a

         11)      Percent of class represented by amount in row (9):
                           0.01%

         12)      Type of reporting person:
                           IA, CO

CUSIP No. 44919P102

         1)       Name of reporting person:
                           Legg Mason Value Trust, Inc.
                  Tax Identification No.:
                           52-1250327
         2)       Check the appropriate box if a member of a group:
                           a)       n/a
                           b)       n/a

         3)       SEC use only

         4)       Place of organization:
                           Maryland

Number of shares beneficially owned by each reporting person with:
         5)       Sole voting power:        - 0 -
         6)       Shared voting power:      31,500,000
         7)       Sole dispositive power:   - 0 -
         8)       Shared dispositive power: 31,500,000

         9)       Aggregate amount beneficially owned by each reporting person:
                           31,500,000

         10) Check if the aggregate amount in row (9) excludes certain shares:
                           n/a

         11)      Percent of class represented by amount in row (9):
                           5.02%

         12)      Type of reporting person:
                           IV, CO
 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
Item 1a)          Name of issuer:
                           InterActive Corp.

Item 1b)          Address of issuer's principal executive offices:
                           152 W. 57th Street, 42nd Floor
                           New York, NY 10019

Item 2a)          Name of person filing:
                           Legg Mason Funds Management, Inc.
                           Legg Mason Capital Management, Inc.
                           LMM, LLC
                           Legg Mason Focus Capital, Inc.

Item 2b)          Address of principal business office:
                           100 Light Street
                           Baltimore, MD  21202

Item 2c)          Citizenship:
                           Legg Mason Funds Management, Inc.
                                    A Maryland corporation
                           Legg Mason Capital Management, Inc.
                                    A Maryland corporation
                           LMM, LLC
                                    A Maryland limited liability company
                           Legg Mason Focus Capital, Inc.
                                    A Maryland corporation

Item 2d)          Title of class of securities:
                           Common Stock

Item 2e)          CUSIP number:     44919P102

Item 3)           If this statement is filed pursuant to Rule 13d-1(b), or
                  13d 2(b), check whether the person filing is a:
(a)[ ]    Broker or dealer under Section 15 of the Act.
(b)[ ]    Bank as defined in Section 3(a)(6) of the Act.
(c)[ ]    Insurance Company as defined in Section 3(a)(6) of the Act.
(d)[ ] Investment Company registered under Section 8 of the Investment Company Act.
(e)[ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
(f)[ ] Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment
                  Funds; see 240.13d-1(b)(ii)(F).
(g)[ ]    Parent holding company, in accordance with 240.13d-1(b)(ii)(G),
(h)[X]    Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4)           Ownership:

         (a)      Amount beneficially owned:
                     91,269,132

         (b)      Percent of Class:
                     14.53%

         (c)      Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:
                                    -  0 -
                  (ii)  shared power to vote or to direct the vote:
                                    91,269,132
                  (iii) sole power to dispose or to direct the disposition of:
                                    - 0 -
                  (iv)  shared power to dispose or to direct the disposition of:
                                    91,269,132

Item 5)           Ownership of Five Percent or less of a class:
                           n/a

Item 6) Ownership of more than Five Percent on behalf of another person:

         Various accounts managed by the investment advisers identified in Item 8 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the issuer.

         The interest of one account, Legg Mason Value Trust, Inc. an investment company registered under the Investment Company Act of 1940 and managed by Legg Mason Funds Management, Inc., amounted to 31,500,000 shares or 5.02% of the total shares outstanding.

Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
                         n/a

Item 8)           Identification and classification of members of the group:
                         Legg Mason Funds Management, Inc.-investment adviser Legg Mason Capital Management, Inc.-investment adviser LMM, LLC-investment adviser
                         Legg Mason Focus Capital, Inc.- investment adviser

Item 9)           Notice of dissolution of group:
                         n/a

Item 10)          Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                   -----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         --------------------------------
         Date - February 14, 2005

Legg Mason Funds Management, Inc.


By:___________________________________________
        Jennifer Murphy, Senior Vice President

Legg Mason Capital Management, Inc.


By: ___________________________________________
        Andrew J. Bowden, Senior Vice President

LMM, LLC


By: ____________________________________________
       Jennifer Murphy, Chief Operations Officer

Legg Mason Focus Capital, Inc.


By: ____________________________________________
       Robert G. Hagstrom, President


                                    Exhibit A
                             Joint Filing Agreement

                     --------------------------------------
         This Joint Filing Agreement confirms the agreement by and among the undersigned that the Schedule 13G is filed on behalf of (i) each member of the group identified in Item 8 and (ii) the other reporting person(s) identified in
Item 6 that may be deemed to beneficially own more than five percent of the issuer's outstanding equity securities.


Legg Mason Funds Management, Inc.


By:__________________________________________________
         Jennifer Murphy, Senior Vice President

Legg Mason Capital Management, Inc.


By:__________________________________________________
         Andrew J. Bowden, Senior Vice President

LMM, LLC


By:__________________________________________________
         Jennifer Murphy, Chief Operations Officer

Legg Mason Focus Capital, Inc.


By:__________________________________________________
         Robert G. Hagstrom, President

Legg Mason Value Trust, Inc.


By:___________________________________________________
         Gregory T. Merz, Vice President